FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                         For the month of February 2004

                                 MULTICANAL S.A.
             (Exact name of Registrant as specified in its charter)

                                MULTICHANNEL S.A.
                 (Translation of Registrant's name into English)

                                   Avalos 2057
                         (1431) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   X                       Form 40-F
                           -----                               -----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                  No    X
                     ------                               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                          82 - ______________________.

BUENOS AIRES, February 2, 2004 - Multicanal S.A. ("Multicanal") has been made aware that on January 28, 2004, affiliates of the U.S.-based investment group known as W.R. Huff and a certain Willard Alexander (together, the "Involuntary Petitioners"), claiming to be holders of debt securities issued by Multicanal sought to initiate a proceeding under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the "U.S. Bankruptcy Court").

On Friday, January 30, 2004, at Multicanal's request, the U.S. Bankruptcy Court entered an order allowing (a) Multicanal to take all actions to participate in, conduct, or take any action in furtherance of, Multicanal's acuerdo preventivo extrajudicial ("APE") under the jurisdiction of the National Court of First Instance in Commercial Matters No. 4, Clerk's Office No. 8 located at Av.
Roque Saenz Pena 1211, 1st Floor (the "APE Proceedings") to the fullest extent permitted under Argentine law, (b) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions to participate in, conduct, or take any action in furtherance of, Multicanal's APE and its APE Proceedings to the fullest extent permitted under Argentine law, and
(c) any creditor, equity holder, party in interest or any other person, entity, court or governmental unit (including, without limitation, the Involuntary Petitioners) to take all actions in the Argentine court presiding over the APE Proceedings (and any right to appeal any decision of such Argentine court) to oppose Multicanal's APE or its APE Proceedings to the fullest extent permitted under Argentine law.

The order of the U.S. Bankruptcy Court ensures that the filing by the Involuntary Petitioners does not interfere with participation by creditors of Multicanal or any other person in the APE Proceedings. This order makes clear that any person's or party's participation in the APE or the APE Proceedings in Argentina is not prohibited or limited by application of automatic stay provisions of the United States Bankruptcy Code. The period for the filing of objections to Multicanal's APE with the Argentine court reviewing the APE commences today and will extend through February 13, 2004.

Mr. Meszaros, chief financial officer of Multicanal, has indicated that "Multicanal intends to continue with the APE Proceedings and seek the Argentine court's confirmation of the debt restructuring supported and approved by the requisite majority of its creditors on December 10, 2003. Multicanal's board of directors is also taking such actions as may be necessary to ensure that the APE Proceedings and any confirmation obtained in such APE Proceedings are respected in the United States, so as to avoid that an individual creditor improve its position at the expense of all other creditors supporting the restructuring."

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                MULTICANAL S.A.



Buenos Aires, Argentina, February 2, 2004       By: /s/ Adrian Meszaros
                                                    -----------------------
                                                    Adrian Meszaros
                                                    Chief Financial Officer